DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com
John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7090 F 512.721.2290

March 7, 2014

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:                                         Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Advisor

Ryan Rohn, Staff Accountant

Craig Wilson, Senior Chief Accountant

Re:                                                                             Q2 Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 6, 2014

File No. 333-193911

Ladies and Gentlemen:

We are writing on behalf of Q2 Holdings, Inc. (the “Company” or “Q2”) in response to the March 7, 2014 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on March 6, 2014.

Set forth below are the Company’s responses to the Staff’s comment letter. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response.  Page references in this letter are to page numbers in the Registration Statement.

Principal and Selling Stockholders, page 118

1.              With respect to the shares to be offered for resale by C&B Capital II (PF) L.P. and C&B Capital II L.P., please disclose the individual or individuals who exercise the voting and dispositive powers should be disclosed. For guidance, see Regulation S-K Compliance and Disclosure Interpretations Question 140.02.

Division of Corporation Finance

March 7, 2014

Response:  In response to the Staff’s comment, the Company proposes to add the following footnote (12) on page 120 in the next prospectus the Company files with the Commission identifying the individuals who exercise voting and dispositive power over the shares held by each of C&B Capital II (PF) L.P. and C&B Capital II L.P.

(12) C&B Capital II GP, LLC is the sole general partner of each of C&B Capital II (PF) L.P and C&B Capital II L.P.  Edward S. Croft, III and Theodore J. Bender, III are the managing members of C&B Capital II GP, LLC and as such may be deemed to share voting and dispositive power over the shares held by each of C&B Capital II (PF) L.P and C&B Capital II L.P.

2.              Please remove the disclaimers of beneficial ownership in footnotes (7) and (12) of the table on page 120 relating to shares held by Charles T. Doyle and Texas Independent Bancshares, Inc. Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. Item 403 does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4, which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements.

Response:  In response to the Staff’s comment, the Company proposes to revise its disclosure on page 120 in the next prospectus the Company files with the Commission to remove the disclaimers of beneficial ownership in footnotes (7) and newly numbered (13). The proposed revised footnotes (7) and (13) are set forth below.

(7) Represents 433,138 shares held by Texas Independent Bancshares, Inc. and 9,375 shares issuable upon the exercise of options exercisable within 60 days of February 28, 2014. Mr. Doyle is the Chairman of the Board of Texas Independent Bancshares, Inc. and as such may be deemed to share voting and dispositive power over the shares held by Texas Independent Bancshares, Inc. Mr. Doyle is a member of our board of directors.

(13) Charles T. Doyle, a member of our board of directors, is the Chairman of the Board of Texas Independent Bancshares, Inc. and as such may be deemed to share voting and dispositive power over the shares held by Texas Independent Bancshares, Inc.

* * * *

Division of Corporation Finance

March 7, 2014

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement and this correspondence. Please do not hesitate to contact me at tel: (512) 457-7090 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ John J. Gilluly III, P.C.
John J. Gilluly III, P.C.
Partner

Enclosures

cc:	Matthew P. Flake (Q2 Holdings, Inc.)
Jennifer N. Harris (Q2 Holdings, Inc.)
J. Robert Suffoletta (Wilson Sonsini Goodrich & Rosati, Professional Corporation)